SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

17006030

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-48645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FB Equity Sales Corporation of Michigan

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 West Saginaw Higway
(No. and Street)

Lansing (City) MI (State) 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel O'Shea 517-323-6695
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1 (Address) Lansing (City) MI (State) 48912 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel O'Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FB Equity Sales Corporation of Michigan, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

2/9/17

Notary Public

BETTY J. SCHAIBLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF EATON
MY COMMISSION EXPIRES Jul 13, 2018
ACTING IN COUNTY OF Eaton

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FB EQUITY SALES CORPORATION OF MICHIGAN

REPORT ON FINANCIAL STATEMENTS
(with supplemental information required by Rule 17a-5 of the Securities and Exchange Commission and agreed upon procedures report required by SIPC)

YEARS ENDED DECEMBER 31, 2016 AND 2015

CONTENTS

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
FB Equity Sales Corporation of Michigan

We have audited the accompanying statements of financial condition of FB Equity Sales Corporation of Michigan as of December 31, 2016 and 2015, and the related statements of net loss, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of FB Equity Sales Corporation of Michigan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FB Equity Sales Corporation of Michigan as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of FB Equity Sales Corporation of Michigan's financial statements. The supplemental information is the responsibility of FB Equity Sales Corporation of Michigan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information identified above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maner Costerisan PC

February 20, 2017

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
Cash and cash equivalents	$ 63,705	$ 112,948
Commissions receivable	5,971	5,608
Related party receivable	40,624	40,163
Other receivables	2,363	1,710
Prepaid expenses	21,596	21,596
TOTAL ASSETS	$ 134,259	$ 182,025
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Related party payable	$ 35,228	$ 26,734
Commissions payable	2,774	2,474
Total liabilities	38,002	29,208
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	940,000	940,000
Deficit	(853,743)	(797,183)
Total stockholder's equity	96,257	152,817
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 134,259	$ 182,025

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUES:		
Commissions	$ 165,920	$ 171,849
Interest	285	95
Total revenues	166,205	171,944
EXPENSES:		
Commissions	79,945	82,787
Salaries and employee related costs	112,111	108,748
Administrative costs	66,491	55,157
Total expenses	258,547	246,692
Loss before income tax benefit	(92,342)	(74,748)
INCOME TAX BENEFIT	35,782	28,929
NET LOSS	$ (56,560)	$ (45,819)

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common stock	Additional paid-in capital	Deficit	Total
BALANCE, January 1, 2015	$ 10,000	$ 940,000	$ (751,364)	$ 198,636
DEDUCT:				
Net loss	-	-	(45,819)	(45,819)
BALANCE, December 31, 2015	10,000	940,000	(797,183)	152,817
DEDUCT:				
Net loss	-	-	(56,560)	(56,560)
BALANCE, December 31, 2016	$ 10,000	$ 940,000	$ (853,743)	$ 96,257

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (56,560)	$ (45,819)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Commissions receivable	(363)	7,612
Related party receivable	(461)	1,336
Other receivables	(653)	1,632
Prepaid expenses	-	(1)
Related party payable	8,494	1,123
Commissions payable	300	(3,752)
Total adjustments	7,317	7,950
Net cash used by operating activities	(49,243)	(37,869)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(49,243)	(37,869)
CASH AND CASH EQUIVALENTS:		
Beginning of year	112,948	150,817
End of year	$ 63,705	$ 112,948

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market funds are carried at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade date basis for mutual funds and on contract basis for products of insurance companies and normally is settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has entered into a "restrictive agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.

The Company deposits its cash with FDIC insured financial institutions. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also considered subject to minimal risk.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through February 20, 2017, which is the date the financial statements were available to be issued.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state, and local returns generally remain open for examination by various taxing authorities for a period of three to four years.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. In 2016, approximately 95% of commission revenue is from four different companies, each with a greater than 10% portion of total commissions. In 2015, approximately 90% of commission revenue is from three different companies, each with a greater than 10% portion of total commissions

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Federal income tax expense is allocated under a formal allocation agreement at the statutory rate of 35%. Amounts related to losses or credits are also allocated. Amounts are also due from the parent company for State of Michigan Corporate Income Tax. Amounts due from the parent company for federal and state income taxes amounted to $40,624 and $40,163 at December 31, 2016 and 2015, respectively.

NOTE 3 - INCOME TAXES (Concluded)

The provision for income tax expense at December 31 consists of the following:

	2016	2015
Provision for federal income tax benefit	$ 30,261	$ 24,467
Michigan corporate tax benefit	5,521	4,462
Provision for income tax benefit	$ 35,782	$ 28,929

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to $149,431 and $133,947 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the amounts due to the related parties were $35,228 and $26,734, respectively. Also see Note 3.

NOTE 5 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

FB Equity Sales Corporation of Michigan received $24,456 and $30,265 from Michigan Farm Bureau Financial Corporation for federal income tax refund during the period ending December 31, 2016 and 2015, respectively.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had regulatory net capital of $27,710, which was $22,710 in excess of its required net capital requirement of $5,000. The regulatory net capital ratio of the Company was 1.3714 to 1.

NOTE 7 - SECURITIES INVESTOR PROECTION CORPORATION

FB Equity Sales Corporation has completed Form SIPC-3, Certification of Exclusion From Membership, and therefore is not subject to filing forms SIPC-6 and SIPC-7 as it is not a member of the Securities Investor Protection Corporation.

SUPPLEMENTAL INFORMATION

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION
WITH COMPANY'S COMPUTATION AND STATEMENT PURSUANT TO
RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANCE COMMISSION
AS OF DECEMBER 31, 2016

NET CAPITAL		
Total stockholder's equity		$ 96,257
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	$ 2,363	
12(b)1 trail receivables	2,904	
Prepaid expenses	21,596	
Related party receivable	40,624	67,487
Net capital before haircuts on securities positions:		28,770
Haircuts on securities (computed on money market funds included in cash and cash equivalents)		1,060
Net capital		$ 27,710
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts and commissions payable		$ 38,002
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness of $38,002 at 6 2/3 percent or $5,000 if greater)		$ 5,000
Excess net capital		$ 22,710
Ratio: Aggregate indebtedness to net capital		1.3714:1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

At December 31, 2016, the Company had no credit items that would result in a reserve requirement.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from Rule 15c3-3 under (k)(1). During the year, the Company did not hold customers' funds or securities. The Company was in compliance with the conditions of the exemption

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
FB Equity Sales Corporation of Michigan

We have reviewed management's statements, included in the accompanying FB Equity Sales Corporation of Michigan Exemption Report, in which (1) FB Equity Sales Corporation of Michigan identified the following provisions of 17 C.F.R. §15c3-3(k) under which FB Equity Sales Corporation of Michigan claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) FB Equity Sales Corporation of Michigan stated that FB Equity Sales Corporation of Michigan met the identified exemption provisions throughout the most recent fiscal year without exception. FB Equity Sales Corporation of Michigan's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FB Equity Sales Corporation of Michigan's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maner Costerisan PC

February 20, 2017

FB EQUITY SALES CORPORATION OF MICHIGAN

7373 West Saginaw Highway, PO Box 27217, Lansing, Michigan 48909-7217
517-323-6684 FarmBureauInsurance.com
Email: bhotz@fbinsmi.com

FB EQUITY SALES CORPORATION OF MICHIGAN
EXEMPTION REPORT

FB Equity Sales Corporation of Michigan (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) (1) (the "exemption provision") and (2) The Company met the exemption provision throughout the most recent fiscal year January 1 to December 31, 2016 without exception.

FB Equity Sales Corporation of Michigan

Treasurer

February 7, 2017

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXLCUSION FROM MEMBERSHIP IN SIPC

Board of Directors
FB Equity Sales Corporation of Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of FB Equity Sales Corporation of Michigan (the "Company") for the year ended December 31, 2016, which were agreed to by FB Equity Sales Corporation of Michigan and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for FB Equity Sales Corporation of Michigan's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included on Form X-17A-5 Part III for the year ended December 31, 2016 noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers, and financial statements prepared by the Company noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the company for the year ended December 31, 2016 and in the related schedules and working papers, and financial statements noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

February 20, 2017

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE OF SIPC-3 REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2016

$ 159,544	Commissions from distribution of shares of registered open end investment companies or unit investment trusts
6,376	Commissions from sale of variable annuities
285	Interest revenue
$ 166,205	Total revenues (as stated in the audited financial statements)